Exhibit 99.1

China Ming Yang Provides Update on Recent Developments in China’s Wind Power Industry

New York, October 13, 2010 – China Ming Yang Wind Power Group Limited (NYSE: MY) (“Ming Yang”, or the “Company”), a leading and fast-growing wind turbine manufacturer in China, provided an update through a conference call with investors today on certain developments in the China wind power industry since Ming Yang’s ADSs began trading on the New York Stock Exchange on October 1, 2010 and their effect on the Company’s business.

The results of a national bidding process for four offshore wind farm concession projects in China with a total capacity of 1GW were announced on October 8, 2010. Ming Yang was one of the few qualified wind turbine manufacturers selected to be partnered with prospective bidders in the offshore wind power development projects in China. Although Ming Yang’s wind power development partners did not emerge as winning bidders of these projects, the Company provides the following updates:

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The bidding process affirmed that Ming Yang is one of the few qualified wind turbine manufacturers who are selected to partner with prospective bidders of offshore wind power development projects in China. Ming Yang was selected after a rigorous vetting process, taking into consideration its super compact drive (“SCD”) technology, cost advantages, the suitability of its products for the offshore wind resources relating to these projects and other competitive advantages.

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The national offshore wind farm concession bidding process was aimed at establishing benchmark on-grid tariffs as a reference point for subsequent offshore wind farm projects. Ming Yang believes there will be substantial future growth opportunities in the offshore wind farm sector and tariffs of many of the future projects may be determined on a negotiated basis with reference to these benchmark tariff levels.

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Ming Yang does not believe that its future financial results will be adversely affected by not participating in these four projects. As of the time of this update, Ming Yang has secured orders for 51 units of SCD turbines to be commissioned in 2011.

In addition, Ming Yang has signed offshore wind farm development agreements with the government of Rudong county, Jiangsu Province and two new energy subsidiaries of China Huadian Corporation (“Huadian”) and China Huaneng Group (“Huaneng”), two of China’s largest wind power developers, to develop offshore wind farms with 700 MW capacity in Rudong. Under these agreements, the Rudong government has granted Huadian and Ming Yang the right to develop offshore wind farms with 400 MW capacity and Huaneng and Ming Yang the right to develop offshore wind farms with 300 MW capacity, using Ming Yang’s 3.0 – 6.0MW SCD wind turbines.

Mr. Chuanwei Zhang, Chairman and CEO of Ming Yang, commented: “We have every confidence in our SCD turbine sales as we have already secured orders to date, and the offshore wind farm development agreements we have signed also provide high visibility on securing the balance of these budgeted sales volumes. Moreover, these SCD volumes account for just a small portion of our total wind turbine budgeted sales volumes in 2011.”

Please note a replay of a conference call to investors today is available:

Available From	10/13/2010 11:30 AM EDT
Available To	10/20/2010
US Toll Free Dial In #	+1-888-286-8010
US Toll / International Dial In #	+1-617-801-6888
Passcode	56390490

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading and fast-growing wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. Ming Yang produces advanced, highly adaptable wind turbines with high energy output and low energy production costs and provides customers with comprehensive post-sales services. Ming Yang cooperates with aerodyn Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to develop wind turbines and share intellectual property rights. Ming Yang’s key customers include the five largest state-owned power producers in China, with an aggregate installed capacity accounting for more than 50% of China’s newly installed capacity in 2009. For further information, please visit the Company’s website: www.mywind.com.cn

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Ming Yang’s control, which may cause Mingyang’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Ming Yang’s filings with the U.S. Securities and Exchange Commission. Ming Yang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

New York

Susan Stillings / Cindy Zheng

Brunswick Group

Phone: + 1 212-333-3810

Email: mingyang@brunswickgroup.com

Hong Kong

Tong Zhao / Joseph Lo

Brunswick Group

Phone: + (852) 3512 5000

Email: mingyang@brunswickgroup.com